

July 9, 2015

<u>Via E-mail</u>
Richard J. Lampen
President and Chief Executive Officer
Ladenburg Thalmann Financial Services Inc.
4400 Biscayne Boulevard, 12th Floor
Miami, Florida 33137

      Re: Ladenburg Thalmann Financial Services Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 17, 2015
              File No. 1-15799

Dear Mr. Lampen:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Christian Windsor

                    Christian Windsor
                    Special Counsel

cc: <u>Via E-mail</u>
       Brett H. Kaufman
       Ladenburg Thalmann Financial Services Inc.